EXHIBIT 2.1

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (as the same may be amended, modified or supplemented from time to time, the "Agreement") is entered into as of February 27, 2002 by and between GC Companies, Inc. ("GCX," and, together with its chapter 11 debtor affiliated entities, the "GCX Debtors"), the Official Committee of Unsecured Creditors in the Chapter 11 Cases of the GCX Debtors (the "Committee"), AMC Entertainment Inc., a Delaware corporation ("AMCE"), and The Bank of Nova Scotia ("BNS") (the parties hereto being hereinafter referred to collectively as the "Parties" and individually as a "Party"), with reference to the following facts and recitals:

RECITALS

A.	The GCX Debtors are the Debtors and Debtors in
Possession in cases under chapter 11 of the United States Bankruptcy Code which are currently pending in the United States Bankruptcy Court for the District of Delaware as case nos. 00-3897 (EIK) - 00-3927
(EIK), inclusive (the "Chapter 11 Cases").

B.	BNS is a creditor of GCX and/or one or more of the
other GCX Debtors and asserts claims in the Chapter 11 Cases.

C.	AMCE is the sponsor, and the GCX Debtors and the
Committee are the Proponents, of the First Amended Joint Plan of Reorganization of Debtors and Official Committee of Unsecured Creditors of GC Companies, Inc. and its Jointly Administered Subsidiaries dated January 30, 2002 (the "Plan"), which Plan provides for acquisition of 100% of the stock of reorganized GCX by AMCE or its designee following the confirmation and effective date of the Plan.
In accordance with the Plan, AMCE has entered into that certain Stock Purchase Agreement dated January 15, 2002 among GCX, AMCE, American Multi-Cinema, Inc. and Centertainment Development, Inc. Capitalized terms used and not defined in this Agreement have the same meaning as in the Plan.

D.	The Plan provides, or at AMCE's election or by
modification of the Plan may provide, for treatment of BNS's Claims as set forth on the attached Exhibit "A" (the "Proposed Treatment"). The execution and delivery of this Agreement and the performance by BNS of its obligations hereunder satisfies the Bank Support Agreement Condition referenced in section 5.4.1 of the Plan and satisfies any other Plan condition that is specifically related to the Proposed Treatment.

E.	AMCE has negotiated an agreement similar to this
Agreement regarding the Plan with certain claimants in the Chapter 11 Cases, to wit: the Committee, General Electric Capital Corporation ("GECC"), and Harcourt General, Inc. ("Harcourt") (the "Initial Support Agreement"), and with Fleet National Bank ("Fleet") and Bank of America, N.A. ("BofA") (the "Fleet/BofA Support Agreement"); AMCE may also attempt to negotiate similar agreements with the Fifth Third Leasing Company, Bank Leumi Leasing Corporation, Fleet Capital Corporation, Imperial Bank, ReliaStar Life Insurance Company, as successor by merger to ReliaStar, Northern Life Insurance Company, ReliaStar Life Insurance Company of New York, f/k/a ReliaStar Bankers Security Life Insurance Company, Simon Property Group, Multifoods Distribution Group, Carlson Marketing Group, Dandy Amusement, Pepsi-Cola North America and the Richard A. Smith family (all of the foregoing being collectively referred to as the "Intended Participants").

F.	In order to induce the Debtors, the Committee and
AMCE to continue to expend the effort and resources involved in seeking confirmation of a plan of reorganization, and to include the Proposed Treatment as part of the plan of reorganization, BNS has agreed to the terms of this Agreement. In order to induce BNS to resolve BNS's Claims in a consensual manner, the Debtors, the Committee, and AMCE have agreed to support the Proposed Treatment under the terms of this Agreement. All parties acknowledge that the commitments evidenced hereby represent compromises of good-faith disputes that render the confirmation of a plan of reorganization substantially more likely, and therefore that the execution and delivery of this Agreement constitutes valuable consideration to each of the Parties.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties, the Parties hereby agree as follows:

1.	Support of Proposed Treatment by GCX and the
Committee. Each of the GCX Debtors and the Committee agrees that it will promptly file a motion under section 1127 of the Bankruptcy Code and Bankruptcy Rule 3019 to modify the Plan so as to incorporate within the Plan the Proposed Treatment (the Plan, as so modified, the "Modified Plan") and for a determination that (x) such modification does not adversely change the treatment of the Claim of any Holder thereof or the Interest of any Holder thereof who has not accepted in writing the modification and (y) the Modified Plan shall be deemed accepted by all Holders who have previously accepted the Plan. Conditioned upon the timely satisfaction of each of the Conditions Subsequent described in paragraph 6, each of the GCX Debtors and the Committee agrees that: (i) each will take all reasonable actions to obtain confirmation of the Modified Plan and the occurrence of the Effective Date thereunder, (ii) neither the Committee nor any of the GCX Debtors will propose nor support a plan of reorganization in the Chapter 11 Cases that omits, alters, amends, modifies or impairs the Proposed Treatment, unless BNS consents thereto in writing, and (iii) neither the Committee nor any of the GCX Debtors will take any action or seek any relief in the Chapter 11 Cases that would be inconsistent with any of the provisions of this paragraph, unless BNS consents thereto in writing.

2.	Support of Proposed Treatment by AMCE. AMCE agrees
that the Modified Plan will include the Proposed Treatment. Conditioned upon the timely satisfaction of each of the Conditions Subsequent described in paragraph 6, AMCE agrees that: (i) AMCE will take all reasonable steps to support confirmation of the Modified Plan and the occurrence of the Effective Date thereunder, provided that nothing herein shall require AMCE to waive or modify any rights or conditions that it may have, including without limitation as to the occurrence of the Effective Date, (ii) AMCE will not support or propose a plan of reorganization in the Chapter 11 Cases that omits, alters, amends, modifies or impairs the Proposed Treatment, unless BNS consents thereto in writing, and (iii) AMCE will not take any action or seek any relief in the Chapter 11 Cases that would be inconsistent with any of the provisions of this paragraph, unless BNS consents thereto in writing.

3.	Support by BNS for Plan that Includes the Proposed
Treatment. BNS agrees that it will support the Modified Plan. Conditioned upon the timely satisfaction of each of the Conditions Subsequent described in paragraph 6, BNS agrees that it: (a) will not support or solicit any bid for GCX or any other GCX Debtor or for any assets thereof, other than by AMCE; (b) will not vote for, consent to, support, or participate in the negotiation or formulation of (i) any plan of reorganization or liquidation for GCX or any other GCX Debtor filed or to be proposed or filed in any or all of the Chapter 11 Cases with respect to any or all of the GCX Debtors, other than the Modified Plan, or which provides for the disposition of any substantial portion of the assets of GCX or any other GCX Debtor to any party other than AMCE, or (ii) any disposition outside of a plan of reorganization of any substantial portion of the assets of GCX or any other GCX Debtor to any party other than AMCE; (c) will use commercially reasonable efforts (which will not be interpreted to require a Party to pay any amount other than its own attorneys' fees) to support confirmation of the Modified Plan; (d) will not object to confirmation of the Modified Plan or otherwise commence any proceeding to oppose or alter the Modified Plan or any other reorganization documents containing terms and conditions consistent with the Modified Plan, and will discontinue all discovery in connection with the Modified Plan; (e) will not directly or indirectly seek, solicit, support or encourage any plan, proposal or offer of dissolution, winding up, liquidation, reorganization, merger or restructuring of GCX or any other GCX Debtor other than the Modified Plan; and (f) will not take any other action that is inconsistent with, or that would obstruct or hinder confirmation of, the Modified Plan.

4.	Plan Support. BNS, subject to the Conditions
Subsequent, agrees (solely on behalf of itself and not as agent for any other person) to vote all of BNS's Claims in favor of the Modfied Plan. In addition, BNS agrees to direct Fleet, as administrative agent, to either vote the Claims of Harcourt in favor of the Modified Plan or to refrain from exercising its right to vote such Claims under the Intercreditor Agreement. The Parties acknowledge that the votes of BNS for the Modified Plan were solicited by means of the Disclosure Statement for the Plan, that the Parties have negotiated in good faith concerning their disputes relative to the treatment of BNS proposed in the Plan, that the Modified Plan does not adversely change the treatment of the Claim of any Holder thereof or the Interest of any Holder thereof who has not accepted in writing the modification, that this Agreement embodies the settlement and compromise of such disputes, and is intended by each of the Parties to be fully binding.

5.	Specific Performance.  Each Party agrees and
acknowledges that upon the breach of this Agreement by such Party, the other Parties hereto would not have an adequate remedy at law, and that money damages would both be inadequate and difficult to calculate. Therefore, each Party hereby agrees that upon the breach by such Party of this Agreement, the Bankruptcy Court in the Chapter 11 Cases (or, if such court does not have jurisdiction, a court of competent jurisdiction) may direct such Party to specifically perform its obligations hereunder and may enjoin such Party from violating its obligations hereunder, without the posting of any bond or other security by any Party seeking relief under this paragraph 5.

6.	Conditions Subsequent.

(a)	Subject to the rights of AMCE under
subparagraph (b) of this paragraph 6, and subject to the rights of any non-breaching Party under subparagraph (c) of this paragraph 6, this Agreement, and the obligations of the Parties thereunder, shall terminate and be of no further force or effect if any of the following conditions ("Conditions Subsequent") shall not have been satisfied by the indicated date:

(i)	 An order of the Bankruptcy Court
confirming the Modified Plan, the terms of which order are materially consistent with the Proposed Treatment (the
"Confirmation Order"), shall have been entered on or before March 20, 2002.

(ii)	The Confirmation Order shall have become
a final, nonappealable order on or before April 1, 2002.

(b)	If AMCE has not breached its obligations under
this Agreement, it may extend the date set forth in clauses (i) and (ii) of subparagraph (a) for a period of up to thirty days, by giving written notice of such election to BNS on or before the applicable date which is being extended.

(c)	In the event that the failure to occur of any
of the Conditions Subsequent set forth above is the result of a breach of this Agreement by any Party, the non-breaching Party may, by the written agreement of such non-breaching Party, extend the time for satisfying such Conditions Subsequent to any date that it elects, without the agreement of the breaching Party. This provision shall in no way limit any right or remedy which any Party may otherwise have for the breach of this Agreement.

(d)	Each Party to this Agreement agrees (i) to use
commercially reasonable efforts, which shall not be construed to require the payment of money by any Party, other than to its own attorneys, to cause the Conditions Subsequent to be satisfied on a timely basis and (ii) to cooperate with the other Parties in achieving the Conditions Subsequent as expeditiously as reasonably possible (and prior to the dates set forth above).

(e)	Any Party may terminate this Agreement upon
written notice to all other Parties in the event that the Initial Support Agreement or the Fleet/BofA Support Agreement is terminated or if the Plan is revoked or withdrawn.

7.	Governing Law.  Except to the extent that the
Bankruptcy Code or Bankruptcy Rules are applicable, the rights and obligations arising under this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

8.	Notices.  All notices, requests, or demands to a
Party under or in connection with this Agreement shall be in writing and shall be delivered by hand, sent by recognized overnight courier or sent by telecopier, telex or similar electronic means to the Party (followed by overnight delivery transmitted the same day) properly addressed to such Party as set forth below, or to such other address or telecopier number as such Party shall provide to each other Party hereto in writing, and shall be deemed sent or given hereunder, in the case of delivery by recognized overnight courier, on the date of actual delivery, in the cases of transmission by telecopier, telex or similar electronic means (followed by overnight delivery transmitted the same day) on the date of actual transmission, and in the case of personal delivery, on the date of actual delivery:

To the GCX Debtors:

G. Gail Edwards
President, Chief Operating Officer and Chief
Financial Officer
With a copy to:  Phillip J. Szabla, Esq.
GC Companies, Inc.
1300 Boylston
Chestnut Hill, MA 02467
Fax: (617) 264-8206

-and-

Daniel M. Glosband, Esq.
Goodwin Procter LLP
Exchange Place
Boston, MA 02109
Fax: (617) 523-1231

To the Committee:

Marc A. Beilinson, Esq.
Pachulski Stang Ziehl Young & Jones
10100 Santa Monica Boulevard
Suite 1100
Los Angeles, CA 90067
Fax: (310) 201-0760

To AMCE:

Peter C. Brown
Chairman, Chief Executive Officer and President
AMC Entertainment Inc.
106 W. 14th Street
Suite 2000
Kansas City, MO  64105
Fax: (816) 480-4617

-and-

Raymond F. Beagle Jr., Esq.
Lathrop & Gage L.C.
2345 Grand Boulevard
Suite 2800
Kansas City, MO  64105
Fax: (816) 292-2001

-and-

Isaac M. Pachulski, Esq.
Stutman, Treister & Glatt PC
3699 Wilshire Boulevard
Suite 900
Los Angeles, CA  90010
Fax:  (213) 251-5288

To BNS:

Christopher W. Usas
Director
The Bank of Nova Scotia
New York Agency
One Liberty Plaza
New York, NY 10006
Fax:  (212) 225-5205

-and-

Stephen A. Goodwin, Esq.
Carrington, Coleman, Sloman & Blumenthal LLP
20 Crescent Court, Suite 1500
Dallas, TX 75201
Fax:  (214) 855-1333

9.	Entire Agreement; Modification; Waiver.  This
Agreement (including the Exhibits hereto, which are incorporated by reference) constitutes the entire agreement between the Parties as to the Proposed Treatment and supersedes all prior and contemporaneous agreements, representations, warranties, and understandings of the Parties, whether oral, written or implied, as to the Proposed Treatment. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all Parties affected thereby. No waiver of any of the provisions of this Agreement shall be deemed or constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the Party making the waiver.

10.	No Third-Party Beneficiaries.  Nothing contained in
this Agreement is intended to confer any rights or remedies under or by reason of this Agreement on any person or entity other than the Parties hereto, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third party to any Party to this Agreement, nor shall any provision give any third party any right of subrogation or action over or against any Party to this Agreement.

11.	Successors and Assigns.  This Agreement shall be
binding upon, and shall inure to the benefit of, the Parties and their respective legal representatives, successors, and assigns.

12.	Further Documents.  Each Party hereto agrees to
execute any and all documents and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

13.	No Representations or Warranties.  Except as
expressly set forth in this Agreement, none of the Parties hereto makes any representation or warranty, written or oral express or implied.

14.	Headings.  The descriptive headings of the several
sections of this Agreement are inserted for convenience of reference only and do not constitute a part of this Agreement.

15.	Counterparts.  This Agreement may be executed in two
or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

16.	Due Authorization.  Each Party to this Agreement
hereby represents and warrants that (i) such Party is duly-authorized to enter into this Agreement; and (ii) the person purporting to execute this Agreement on behalf of such Party has been duly-authorized to execute this Agreement on behalf of and bind such Party (and its affiliates, to extent provided in the initial paragraph hereof).

17.	Attorneys' Fees.  In any action or proceeding
brought by a Party hereto against any other Party hereto to enforce any provision of this Agreement, or to seek damages for a breach of any provision hereof, or where any provision hereof is validly asserted as a defense, the prevailing Party shall be entitled to recover reasonable attorneys' fees and costs from the other Party in addition to any other available remedy.

IN WITNESS WHEREOF, each of the Parties hereto has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date and year first above written.

GC COMPANIES, INC., on behalf of
itself and its affiliated chapter 11
debtors


By:	/s/ Phillip J. Szabla
Name:	Phillip J. Szabla
Title:	Vice President and General Counsel

THE OFFICIAL COMMITTEE OF UNSECURED CREDITORS IN THE CHAPTER 11 CASES OF THE GCX DEBTORS


By:	/s/ William S. Kaye
Name:	William S. Kaye
Title:	Chairman

AMC ENTERTAINMENT INC.


By:	/s/ Craig R. Ramsey
Name:	Craig R. Ramsey
Title:	Senior Vice President - Finance, Chief Financial Officer
and Chief Accounting Officer

THE BANK OF NOVA SCOTIA


By:	/s/ Christopher W. Usas
Name: Christopher W. Usas
Title:	Director


EXHIBIT A TO SCOTIABANK SUPPORT AGREEMENT


"Proposed Treatment" means the following:

(1) In its capacity as administrative agent for the Domestic Banks, Fleet National Bank ("Fleet") would, through the Effective Date, continue to receive adequate protection payments in conformity with paragraph 19 of that certain Final Order (A) Approving Debtors' Motion for Order Authorizing Debtors to Incur Postpetition Secured Indebtedness on a Final Basis and (B) Granting Security Interests and Superpriority Claims and Adequate Protection, dated as of November 8, 2000 (the "Cash Collateral Order").

(2) In its capacity as administrative agent for the Domestic Banks, Fleet would receive, in conformity with the Cash Collateral Order an additional adequate protection payment on the Effective Date, in cash, consisting of a pro-rated sum for any stub period that exists between the last monthly payment and the Effective Date.

(3) The DIP Lenders' Allowed DIP Facility Claims would be treated as provided in Section 2.1.1 of the Plan, it being understood that there are no outstanding disputes as to any DIP Facility Claim.

(4) The Domestic Banks shall be deemed to have Allowed Class 4 Domestic Bank Claims in the aggregate amount of $44.6 million, which Claims shall specifically exclude the BNS Letter of Credit Claims described in paragraphs 6 and 7 below. Fleet shall be deemed to have an Allowed Class 4 Domestic Bank Claim in the amount of $26,760,000, and BNS shall be deemed to have an Allowed Class 4 Domestic Bank Claim in the amount of $17,840,000. Each Holder of an Allowed Class 4 Domestic Bank Claim (i) will retain, in respect of such Claim, its ratable share of all Adequate Protection Payments made to it or for its account prior to the first day of the month during which the Effective Date occurs, (ii) will receive, in respect of such claim, the benefits of section 12.1.3 of the Modified Plan, and (iii) will receive, within five Business Days after the Effective Date, in respect of such Claim, (A) such Holder's ratable share of the Adequate Protection Payments, pro rated through the Effective Date, that would otherwise have been due under prior orders of the Bankuptcy Court and that have not yet been paid, and (B) such Holder's ratable share of New AMCE Notes with a face amount equal to $44.6 million; provided, however, that each Holder of an Allowed Class 4 Domestic Bank Claim may elect to exercise the New AMCE Notes Exchange Option and receive Cash in an amount equal to 87.5% of the face amount of the New AMCE Notes to which it would otherwise have been entitled. Whether or not the New AMCE Notes Exchange Option is exercised, such treatment would be deemed to fully satisfy all claims and rights of each Domestic
Bank against Harcourt under the Intercreditor Agreement.   BNS
hereby conclusively and irrevocably is deemed, as to BNS's Allowed Class 4 Domestic Bank Claims only, to have elected to exercise the New AMCE Notes Exchange Option and will therefore receive its ratable share of $39,025,000 in Cash, which Cash is calculated to be $15,610,000.
(5) Reorganized GCX shall pay an additional $500,000 to BNS within five (5) Business Days following the Effective Date.

(6) With respect to that certain Standby Letter of Credit dated December 12, 1996 issued by BNS to Liberty Mutual (as amended, the "Liberty L/C") pursuant to an Application of GCX therefor with Joint and Several Guarantee (as amended, the "Liberty L/C Reimbursement Agreement"), the Liberty L/C Reimbursement Agreement would be assumed by Reorganized GCX and, subject to the Corporate Restructuring Program, the Reorganized GCX Debtors that are guarantors thereof; provided however, that AMCE shall cause Reorganized GCX to replace the Liberty L/C with a substitute letter of credit, as permitted by Section 8 of that certain Agreement for Guarantee of Deductible Reimbursement dated March 7, 2000 (the "Deductible Reimbursement Agreement") between GCX and Liberty Mutual, which substituted letter of credit will be issued pursuant to the letter of credit subfacility under that certain Amended and Restated Credit Agreement dated as of April 10, 1997 (as amended, the "AMCE Credit Agreement") among AMCE, BNS (as administrative agent), Bank of America Trust and Savings Association (as documentation agent) and the lenders party thereto. Under the terms of the Deductible Reimbursement Agreement, Reorganized GCX shall instruct Liberty to return the original of the Liberty L/C to BNS with an acknowledgement by Liberty that it has been replaced and is no longer in effect within 60 days after the Effective Date. Reorganized GCX would assume the prepetition Liberty Mutual Workers' Compensation Program and the Deductible Reimbursement Agreement, and BNS and Reorganized GCX would cooperate in reducing the amount of the Liberty L/C. The GCX Debtors would pay in full any liquidated amounts that become due under the Liberty Program prior to the Effective Date and, to the extent the GCX Debtors do not pay such amounts and Liberty calls such amounts under the Liberty L/C, the GCX Debtors would pay such amounts pursuant to the Liberty L/C Reimbursement Agreement. AMCE acknowledges that any such payments could result in additional cash requirements of the Reorganized GCX Debtors that would need to be funded by AMCE as of the Effective Date.

(7) With respect to that certain Standby Letter of Credit No. 007/82875/99 issued by BNS to Fleet in the amount of $2.4 million (including any renewal thereof, the "Chile L/C") pursuant to an Application of GCX therefor with Reimbursement Agreement (as amended, the "Chile L/C Reimbursement Agreement") that is collateralized by a cash collateral account in the amount of $2.4 million, the Chile L/C Reimbursement Agreement would be assumed by Reorganized GCX and, subject to the Corporate Restructuring Program, the Reorganized GCX Debtors that are guarantors thereof, if any. In the event that the Chile L/C is drawn on prior to or on the Effective Date, the Confirmation Order will provide that the automatic stay will be lifted without further order of the Bankruptcy Court to allow BNS to realize upon the collateral securing the Chile L/C. The Chile L/C Reimbursement Agreement will continue to be secured by the cash collateral account after the Effective Date.

(8) The Modified Plan would contain provisions substantially similar to sections 9.2.5, 12.1.3, 15.1 and 16.9 of the draft Modified Plan dated February 27, 2002 that has been received and reviewed by the Parties hereto.




8

Execution Copy
Scotiabank
A-2
Exhibit "A"